Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: May 6, 2020

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated May 6, 2020 to the Prospectus dated April 11, 2019.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Subordinated Notes

Security:	Fixed-to-Floating Rate Subordinated Notes due 2031

Currency:	USD

Size:	$3,000,000,000

Maturity:	May 13, 2031

Fixed Rate Period:	From and including May 13, 2020 to but excluding May 13, 2030

Floating Rate Period:	From and including May 13, 2030 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Yield:	0.706%

Spread to Benchmark Treasury:	+225 basis points

Reoffer Yield:	2.956%

Fixed Rate Coupon:	2.956%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 2.515% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Three-Month Term SOFR)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100.0% of face amount

Proceeds (Before Expenses) to Issuer:	$2,986,500,000

Interest Payment Dates:	During the Fixed Rate Period, each May 13 and November 13, beginning November 13, 2020 and including May 13, 2030, and during the Floating Rate Period, each of August 13, 2030, November 13, 2030, February 13, 2031 and May 13, 2031.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after May 13, 2025 and prior to May 13, 2030 upon at least 5 days’ but no more than 30 days’ notice to holders of the subordinated notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the subordinated notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 35 basis points, if any, with respect to such subordinated notes.

In addition, we may redeem the subordinated notes, at our option, in whole, but not in part, on May 13, 2030 upon at least 5 days’ but no more than 30 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after February 13, 2031 upon at least 5 days’ but no more than 30 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated May 6, 2020 to the Prospectus dated April 11, 2019.

CUSIP/ISIN:	46647PBP0 / US46647PBP09

Trade Date:	May 6, 2020

Settlement Date:	May 13, 2020 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

Banca IMI S.p.A.

BBVA Securities Inc.

BMO Capital Markets

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Commonwealth Bank of Australia

DBS Bank Ltd.

DZ Financial Markets LLC

ING Financial Markets LLC

Lloyds Securities Inc.

NatWest Markets Securities Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Skandinaviska Enskilda Banken AB TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Academy Securities, Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any subordinated notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on May 13, 2020 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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